Exhibit 99.1

First Quarter 2019 Earnings Release

Scotiabank reports first quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2019 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete First Quarter 2019 Report to Shareholders, including our unaudited interim financial statements for the period January 31, 2019, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. In addition, Supplementary Financial Information is also available, together with the First Quarter 2019 Report on the Investor Relations page of www.scotiabank.com.

First Quarter Highlights on a Reported basis (versus Q1, 2018)

•	Net income of $2,247 million, compared to $2,337 million
•	Earnings per share (diluted) of $1.71, compared to $1.86
•	Return on equity of 13.5%, compared to 16.2%
•	Quarterly dividend increase of 2 cents per common share to 87 cents

First Quarter Highlights on an Adjusted basis (versus Q1, 2018)

•	Net income of $2,291 million, compared to $2,350 million
•	Earnings per share (diluted) of $1.75, compared to $1.87
•	Return on equity of 13.7%, compared to 16.3%

TORONTO, February 26, 2019—Scotiabank reported first quarter net income of $2,247 million compared to $2,337 million in the same period last year. Diluted earnings per share were $1.71, compared to $1.86 in the same period a year ago. Return on equity was 13.5% compared to 16.2% last year.

Adjusting for Acquisition-related costs(1), net income decreased 3% to $2,291 million and diluted earnings per share declined 6% to $1.75 compared to $1.87 last year. Return on equity was 13.7% compared to 16.3% a year ago.

In the same period a year ago, earnings included an accounting benefit of $150 million ($203 million pre-tax), or 12 cents of diluted earnings per share, driven by the re-measurement of a liability from an employee benefit plan.

“In the first quarter, we demonstrated continued progress in the execution of our strategy to further de-risk the Bank, simplify our operations, and position the Bank for further growth. We had a solid start to the year with strong earnings growth in International Banking and Wealth Management. This quarter also saw good progress related to the integration of recent acquisitions which is proceeding as expected” said Brian Porter, President and CEO of Scotiabank.

“While significant market volatility impacted some of our business lines, we still experienced strong growth. In addition, credit quality remains strong and in line with recent quarters.”

International Banking reported strong results this quarter, with adjusted annual earnings growth of 18% on a constant currency basis. The growth was driven largely by strong loan and deposit growth in the Pacific Alliance and positive operating leverage.

The Bank’s Common Equity Tier 1 capital ratio remains above 11% and will further benefit from the dispositions announced this quarter, which positions the Bank well to continue to invest in line with its strategic objectives. This quarter we announced a 2 cent increase in the quarterly dividend to 87 cents per common share, 6% higher than a year ago.

“For the remainder of 2019, integration of recent acquisitions will remain a key focus for the Bank. We have a focused strategic agenda and strong management team to execute on our plans for the year to achieve our medium-term objectives.”

[1]	Adjusted for Acquisition-related costs. Refer to Non-GAAP Measures section on page 2.

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Financial Results

The 2019 first quarter results are presented below:

Reported Results	For the three months ended
	January 31	October 31	January 31
(Unaudited)($ millions)	2019	2018	2018
Net interest income	$4,274	$4,220	$3,936
Non-interest income	3,330	3,228	3,152

Total revenue	7,604	7,448	7,088
Provision for credit losses	688	590	544
Non-interest expenses	4,171	4,064	3,498
Income tax expense	498	523	709

Net income	$2,247	$2,271	$2,337
Net income attributable to non-controlling interests in subsidiaries	111	92	58

Net income attributable to equity holders of the Bank	2,136	2,179	2,279
Preferred shareholders and other equity instrument holders	29	65	30
Common shareholders	$2,107	$2,114	$2,249

Earnings per common share (in dollars)
Basic	$1.72	$1.72	$1.88
Diluted	$1.71	$1.71	$1.86

Non-GAAP measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and are defined in the “Non-GAAP Measures” section of our First Quarter 2019 Report to Shareholders.

Adjusted results and diluted earnings per share

The following tables present reconciliations of GAAP Reported financial results to non-GAAP Adjusted financial results. The financial results have been adjusted for the following:

Acquisition-related costs – Acquisition-related costs are defined as:

1.

Integration costs – Includes costs that are incurred and relate to integrating the acquired operations. These costs will cease once integration is complete. The costs relate to the following acquisitions:

•	Jarislowsky, Fraser Limited
•	MD Financial Management
•	BBVA Chile
•	Citibank consumer and small and medium enterprise operations, Colombia.
2.

Day 1 provision for credit losses on acquired performing financial instruments, as required by IFRS 9. The standard does not differentiate between originated and purchased performing loans and as such, requires the same accounting treatment for both. These credit losses are considered Acquisition-related costs in periods where applicable. These costs relate to BBVA Chile and Citibank Colombia.

3.	Amortization of Acquisition-related intangible assets, excluding software. These costs relate to the four acquisitions above as well as prior acquisitions.

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	For the three months ended
	January 31	October 31	January 31
($ millions)	2019	2018	2018
Reported Results
Net interest income	$4,274	$4,220	$3,936
Non-interest income	3,330	3,228	3,152

Total revenue	7,604	7,448	7,088
Provision for credit losses	688	590	544
Non-interest expenses	4,171	4,064	3,498

Income before taxes	2,745	2,794	3,046
Income tax expense	498	523	709

Net income	$2,247	$2,271	$2,337
Net income attributable to non-controlling interests in subsidiaries (NCI)	111	92	58

Net income attributable to equity holders	2,136	2,179	2,279
Net income attributable to common shareholders	2,107	2,114	2,249
Diluted earnings per share (in dollars)	$1.71	$1.71	$1.86

Adjustments for Acquisition-related costs
Day 1 provision for credit losses on acquired performing financial instruments(1)	$—	$—	$—
Integration costs(2)	31	75	—
Amortization of acquisition-related intangible assets, excluding software(2)	30	27	18

Acquisition-related costs (Pre-tax)	61	102	18
Income tax expense	17	28	5

Acquisition-related costs (After tax)	44	74	13
Adjustment attributable to NCI	5	9	—

Acquisition-related costs (After tax and NCI)	$39	$65	$13

Adjusted Results
Net interest income	$4,274	$4,220	$3,936
Non-interest income	3,330	3,228	3,152

Total revenue	7,604	7,448	7,088
Provision for credit losses	688	590	544
Non-interest expenses	4,110	3,962	3,480

Income before taxes	2,806	2,896	3,064
Income tax expense	515	551	714

Net income	$2,291	$2,345	$2,350
Net income attributable to NCI	116	101	58

Net income attributable to equity holders	2,175	2,244	2,292
Net income attributable to common shareholders	2,146	2,179	2,262

Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders	$2,146	$2,179	$2,262
Dilutive impact of share-based payment options and others	45	21	13

Adjusted net income attributable to common shareholders (diluted)	$2,191	$2,200	$2,275
Weighted average number of basic common shares outstanding (millions)	1,226	1,230	1,199
Dilutive impact of share-based payment options and others (millions)	29	16	16

Adjusted weighted average number of diluted common shares outstanding (millions)	1,255	1,246	1,215

Adjusted diluted earnings per share (in dollars)	$1.75	$1.77	$1.87

Impact of adjustments on diluted earnings per share (in dollars)	$0.04	$0.06	$0.01

(1)	Recorded in provision for credit losses.
(2)	Recorded in non-interest expenses.

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Reconciliation of reported and adjusted results and diluted earnings per share by business line

Canadian Banking(1)

	For the three months ended
	January 31	October 31	January 31
($ millions)	2019	2018	2018
Reported Results
Net interest income	$2,036	$2,029	$1,939
Non-interest income	1,379	1,414	1,364

Total revenue	3,415	3,443	3,303
Provision for credit losses	233	198	210
Non-interest expenses	1,730	1,747	1,605

Income before taxes	1,452	1,498	1,488
Income tax expense	379	383	386

Net income	$1,073	$1,115	$1,102
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	—	—

Net income attributable to equity holders	$1,073	$1,115	$1,102

Adjustments
Acquisition-related costs
Day 1 provision for credit losses on acquired performing financial instruments(2)	$—	$—	$—
Integration costs(3)	7	28	—
Amortization of acquisition-related intangible assets, excluding software(3)	14	14	7

Acquisition-related costs (Pre-tax)	21	42	7
Income tax expense	5	11	2

Adjustments for Acquisition-related costs (After tax)	16	31	5
Adjustment attributable to NCI	—	—	—

Adjustments for Acquisition-related costs (After tax and NCI)	$16	$31	$5

Adjusted Results
Net interest income	$2,036	$2,029	$1,939
Non-interest income	1,379	1,414	1,364

Total revenue	3,415	3,443	3,303
Provision for credit losses	233	198	210
Non-interest expenses	1,709	1,705	1,598

Income before taxes	1,473	1,540	1,495
Income tax expense	384	394	388

Net income	$1,089	$1,146	$1,107
Net income attributable to NCI	—	—	—

Net income attributable to equity holders	$1,089	$1,146	$1,107

(1) Refer to Business Segment Review on page 6.

(2) Recorded in provision for credit losses.

(3) Recorded in non-interest expenses.

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International Banking

	For the three months ended
($ millions)	January 31 2019	October 31 2018	January 31 2018
Reported Results
Net interest income	$2,080	$2,030	$1,707
Non-interest income	1,251	1,104	997

Total revenue	3,331	3,134	2,704
Provision for credit losses	470	412	344
Non-interest expenses	1,742	1,721	1,442

Income before taxes	1,119	1,001	918
Income tax expense	226	197	193

Net income	$893	$804	$725
Net income attributable to non-controlling interests in subsidiaries (NCI)	111	92	58

Net income attributable to equity holders	$782	$712	$667

Adjustments
Acquisition-related costs
Day 1 provision for credit losses on acquired performing financial instruments(2)	$—	$—	$—
Integration costs(3)	24	47	—
Amortization of acquisition-related intangible assets, excluding software(3)	16	13	11

Acquisition-related costs (Pre-tax)	40	60	11
Income tax expense	12	17	3

Adjustments for Acquisition-related costs (After tax)	28	43	8
Adjustment attributable to NCI	5	9	—

Adjustments for Acquisition-related costs (After tax and NCI)	$23	$34	$8

Adjusted Results
Net interest income	$2,080	$2,030	$1,707
Non-interest income	1,251	1,104	997

Total revenue	3,331	3,134	2,704
Provision for credit losses	470	412	344
Non-interest expenses	1,702	1,661	1,431

Income before taxes	1,159	1,061	929
Income tax expense	238	214	196

Net income	$921	$847	$733
Net income attributable to NCI	116	101	58

Net income attributable to equity holders	$805	$746	$675

(1)	Refer to Business Segment Review on page 6.
(2)	Recorded in provision for credit losses.
(3)	Recorded in non-interest expenses.

Reconciliation of International Banking’s reported results and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods.

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	For the three months ended
($ millions)	October 31, 2018			January 31, 2018
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,030	$(8)	$2,038	$1,707	$(22)	$1,729
Non-interest income	1,104	5	1,099	997	6	991

Total revenue	3,134	(3)	3,137	2,704	(16)	2,720
Provision for credit losses	412	1	411	344	—	344
Non-interest expenses	1,721	5	1,726	1,442	(6)	1,448
Income tax expense	197	—	197	193	(2)	195

Net income	$804	$1	$803	$725	$(8)	$733

Net income attributable to non-controlling interest in subsidiaries	$92	$2	$90	$58	$—	$58
Net income attributable to equity holders of the Bank	$712	$(1)	$713	$667	$(8)	$675

Other measures
Average assets ($ billions)	$193	$—	$193	$153	$4	$149
Average liabilities ($ billions)	$153	$(1)	$154	$117	$(2)	$119

Business Segment Review

Canadian Banking

Q1 2019 vs Q1 2018

Net income attributable to equity holders was $1,073 million, a decrease of $29 million or 3%. Adjusting for Acquisition-related costs, net income decreased by 2% due primarily to higher non-interest expenses and provision for credit losses partly offset by higher net interest income driven by solid volume growth and the impact of acquisitions. Lower gains on sale of real estate and the prior year gain on the reorganization of Interac impacted earnings growth by 4%.

Q1 2019 vs Q4 2018

Net income attributable to equity holders decreased $42 million or 4%. Adjusting for Acquisition-related costs, net income declined by 5% due primarily to higher provision for credit losses and lower non-interest income, partially offset by lower non-interest expenses.

International Banking

Results on a Reported basis

Q1 2019 vs Q1 2018

Net income attributable to equity holders of $782 million was up $115 million or 17%. Adjusting for Acquisition-related costs, net income increased $130 million or 19% to $805 million. This growth was driven largely by higher net interest income due to strong loan and deposit growth in the Pacific Alliance countries, the impact of acquisitions, and higher non-interest income, partly offset by increased non-interest expenses and provision for credit losses. The benefit of one additional month of earnings, from the Alignment of the reporting period of Peru with the Bank (“Alignment of reporting period”) increased net income by 6%.

Q1 2019 vs Q4 2018

Net income attributable to equity holders increased by $70 million or 10%. Adjusting for Acquisition-related costs, net income increased by $59 million or 8%. Growth was largely driven by volume growth, a higher impact of the Alignment of reporting period of Peru with the Bank compared to Thailand last quarter, and higher trading revenues and investment security gains, partly offset by increased provisions for credit losses and non-interest expenses.

Results on a Constant dollar basis

The discussion below for International Banking is on a constant dollar basis that excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to Non-GAAP Measures). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance.

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Q1 2019 vs Q1 2018

Net income attributable to equity holders of $782 million was up $107 million or 16%. Adjusting for Acquisition-related costs, net income increased by $122 million or 18% to $805 million. This growth was largely driven by higher net interest income due to strong loan and deposit growth in the Pacific Alliance countries, the impact of acquisitions, and higher non-interest income, partly offset by increased non-interest expenses and provision for credit losses. The benefit of one additional month of earnings, from the Alignment of the reporting period of Peru with the Bank (“Alignment of reporting period”) increased net income by 6%.

Q1 2019 vs Q4 2018

Net income attributable to equity holders increased by $69 million or 10%. Adjusting for Acquisition-related costs, net income increased by $58 million or 8%. Growth in lending volume, a higher impact of the Alignment of reporting period of Peru with the Bank compared to Thailand last quarter, and higher trading revenues and investment security gains, partly offset by the increased provisions for credit losses and non-interest expenses.

Global Banking and Markets

Q1 2019 vs Q1 2018

Net income attributable to equity holders was $335 million, a decrease of $119 million or 26%. Lower non-interest income due primarily to lower fixed income trading revenues, net interest income, and higher non-interest expenses were partially offset by the favourable impact of foreign currency translation, the benefit of higher reversals of provision for credit losses, and lower taxes.

Q1 2019 vs Q4 2018

Net income attributable to equity holders decreased by $81 million or 20%. This was mainly due to lower non-interest income, primarily lower fixed income trading revenues, and higher non-interest expenses, partly offset by higher net interest income and lower taxes.

Other

Q1 2019 vs Q1 2018

Net loss attributable to equity holders was $54 million, compared to net income of $56 million in the same period last year. This was due mainly to lower gains on sale of investment securities and lower contributions from asset/liability management activities, partly offset by lower non-interest expenses, and lower taxes. The prior year had lower expenses primarily related to the benefits remeasurement of $150 million ($203 million pre-tax).

Q1 2019 vs Q4 2018

Net loss attributable to equity holders was $54 million, compared to $64 million. This was due mainly to lower gains on sale of investment securities, lower contributions from asset/liability management activities and higher non-interest expenses, partly offset by lower taxes.

Credit risk

Allowance for credit losses

The total allowance for credit losses as at January 31, 2019 was $5,199 million. The allowance for credit losses on loans was $5,111 million, up from $5,065 million as at October 31, 2018, due primarily to the impact of foreign currency translation and new provisions during the quarter. The allowance on impaired loans increased to $1,680 million from $1,677 million as at October 31, 2018, due primarily to the impact of foreign currency translation. The allowance against performing loans was higher at $3,431 million compared to $3,388 million as at October 31, 2018, due primarily to the impact of foreign currency translation and new provisions during the quarter.

Impaired loans

Total gross impaired loans as at January 31, 2019 were $5,287 million up from $5,130 million as at October 31, 2018 due largely to new formations in retail and commercial portfolios.

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Net impaired loans, after deducting the allowance for credit losses, were $3,607 million as at January 31, 2019, an increase of $154 million from October 31, 2018. Net impaired loans in Canadian Banking were $691 million as at January 31, 2019, an increase of $73 million from October 31, 2018 across all portfolios. International Banking’s net impaired loans were $2,662 million as at January 31, 2019, increased marginally from $2,627 million as at October 31, 2018. In Global Banking and Markets, net impaired loans were $254 million as at January 31, 2019, increased from $208 million as at October 31, 2018 due to new formations in Europe and U.S. Net impaired loans as a percentage of loans and acceptances were 0.61% as at January 31, 2019, an increase of one basis point from 0.60% from last quarter.

Capital ratios

The Bank’s Common Equity Tier 1 capital ratio was 11.1% at January 31, 2019, flat with the prior quarter, primarily due to strong internal capital generation which was fully offset by organic growth in risk-weighted assets and the impacts from employee pension and post-retirement benefits on accumulated other comprehensive income.

The Bank’s Tier 1 capital ratio also remained flat with the prior quarter at 12.5%. The Bank’s Total capital ratio was 14.6%, an increase of approximately 30 bps from the prior quarter, primarily due to the issuance of $1.75 billion of subordinated debentures, partly offset by the redemption of $300 million of preferred shares.

The Bank’s Leverage ratio declined by approximately 10 bps this quarter due to growth in the Bank’s consolidated assets and the redemption of the preferred shares noted above.

As at January 31, 2019, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.

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Forward-looking statements

From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2018 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The

Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the

Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2018 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018

Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

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Shareholder information

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on February 26, 2019, at 7:30 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 647-484-0474 or toll-free, at 1-888-378-4398 using ID 058659# (please call shortly before 7:30 am EST). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from February 26, 2019, to March 13, 2019, by calling 647-436-0148 or 1-888-203-1112

(North America toll-free) and entering the access code 6812697#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Global Communications Department at the above address.

Telephone: (416) 775-0828

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

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Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H

1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

CONTACT INFORMATION: Steven Hung Scotiabank Investor Relations (416) 933-8774	Annie Cuerrier Scotiabank Global Communications (416) 775-0828

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